

September 3, 2003

03 SEP 11 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA


03029938

SUPPL

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 062/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in August 2003

  Date: September 3, 2003

- **Stock Exchange of Thailand Filing, SH 063/2003**

  Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 3/2003 (SHIN-W1)

  Date: September 3, 2003

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 9/11

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 3, 2003

SH 062/2003

September 3, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in August 2003

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of August was between August 25 - 29, 2003. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	:	1 warrant per 1 ordinary share
Exercise Price	:	Baht 17.80 per share
Maturity of warrants	:	5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	:	29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in August 2003, as follows;

The number of exercised warrants	:	120,700 units
The number of remaining unexercised warrants	:	28,556,800 units

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 3, 2003

SH 063/2003

September 3, 2003

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 3/2003 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to general public during May 20-22, 2002. The warrants can be exercised on the last working day of August, November, February, and May. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 3/2003 which can be exercised on August 29, 2003, as follows :

The number of exercised warrants -None-
The number of remaining unexercised warrants -200 million units